August 2, 2012

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission

Re:          ESP Resources, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 22, 2012
File No. 0-52506

Dear Mr. Cash:

On behalf of ESP Resources, Inc. (the “Company”), we are transmitting the following responses to the Securities and Exchange Commission Staff’s letter of July 19, 2012 containing comments regarding the Form 10-K filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on March 22, 2012. The full text of each comment is set forth below, and the Company’s response to each directly follows the applicable text.

Form 10-K for the fiscal year ended December 31, 2011

Item 9-A – Controls and Procedures, page 49

1.
We note that in your Form 10-Q for the period ended March 31, 2012 your President and Chief Executive Officer concluded that your disclosure controls and procedures were ineffective. In light of this conclusion, please help us understand how they determined your disclosure controls and procedures were effective at December 31, 2011 and explain to us the facts and circumstances that resulted in your controls being ineffective three months later.

The 10-Q for the period ended March 31, 2012 contained a typo. Management believes the disclosure controls and procedures are effective as disclosed in the Form 10-K for the year ended December 31, 2011 and filed with the Commission on March 22, 2012. A Form 10-Q/A will be filed with the Commission correcting this typo.

2.
We note that management’s assessment and conclusion on internal control over financial reporting is as of December 31, 2010. Please amend your filing to provide management’s assessment and conclusion as of December 31, 2011 as required by Item 308 of Regulation S-K. In this regard, we also note your disclosure that during 2010 your geographic expansion of operations and limited operational support staff created a material weakness and your disclosure that there have been no changes in internal control over financial reporting during the period covered by your 2011 Form 10-K. To the extent applicable, please help us understand how management can conclude that internal control over financial reporting is effective as of December 31, 2011, given the material weakness identified in 2010 and given no changes to internal control over financial reporting during 2011.

The Company is filing a 10-K/A for the period ended December 31, 2011 with corrections to Item 9A.  The 10-K/A will provide management’s assessment and conclusion as of December 31, 2011 as required by Item 308 of Regulation S-K.The 10-K/A will also state that there were changes in the internal controls over financial reporting that occurred during the year ending December 31, 2011. The Company increased the quality and quantity of the operational support staff and implemented formal control procedures for each of its locations.

3.
In responding to our comments, please also provide a written statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ESP Resources, Inc., (the “Company”) acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Stephanie Gruenhagen, Esq., at Brinen & Associates, LLC, the attorney working on this matter, at 212-330-8151 or sgruenhagen@brinenlaw.com.

Sincerely,

/s/: David Dugas
David Dugas
Chief Executive Officer
ESP Resources, Inc.